Exhibit 12

Dominion Resources Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(millions of dollars)
		Years Ended
	12 months ended June 30, 2002 (a)	2001 (b)	2000 (c)	1999	1998	1997 (d)
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$1,278.0	$ 914.0	$ 600.0	$ 829.0	$ 887.0	$ 679.0
Distributed income from unconsolidated investees, less equity in earnings	11.4	33.0	6.3
Fixed charges included in the determination of net income	990.3	1,025.8	1,041.7	583.0	656.1	684.1
Total earnings, as defined	$2,279.7	$1,972.8	$1,648.0	$1,412.0	$1,543.1	$1,363.1

Fixed charges, as defined:
Interest charges	$1,049.6	$1,063.6	$1,039.3	$591.8	$669.5	$707.7
Rental interest factor	28.0	18.8	18.2	8.0	6.0	7.8
Total fixed charges, as defined	$1,077.6	$1,082.4	$1,057.5	$599.8	$675.5	$715.5

Ratio of Earnings to Fixed Charges	2.12	1.82	1.56	2.35	2.28	1.91

(a) Earnings for the twelve months ended June 30, 2002 includes a $281 million charge from a write-down of Dominion Capital, Inc. assets, a $151 million charge associated with Dominion's estimated Enron exposure, and $105 million in restructuring charges associated with a senior management restructuring initiative and other restructuring costs. Excluding these items from the calculation above results in a ratio of earnings to fixed charges for the twelve months ended June 30, 2002 of 2.61x.

(b) Earnings for the twelve months ended December 31, 2001 includes a one-time $220 million charge related to the buyout of power purchase contracts and non-utility generating plants previously serving the company under long-term contracts, a one-time $40 million charge associated with the divestiture of Saxon Capital, Inc., a $281 million charge from a write-down of Dominion Capital assets, a $151 million charge associated with Dominion's estimated Enron exposure, and $105 million in restructuring charges associated with a senior management restructuring initiative announced in November and other restructuring costs. Excluding these items from the calculation above results in a ratio of earnings to fixed charges for the twelve months ended December 31, 2001 of 2.56x.

(c) Earnings for the twelve months ended December 31, 2000 includes $579 million in restructuring and other acquisition-related costs resulting from the CNG acquisition and a write-down at Dominion Capital, Inc. Dominion is required to divest its financial services business as a result of the acquisition of CNG. Excluding these items from the calculation above results in a ratio of earnings to fixed charges for the twelve months ended December 31, 2000 of 2.10x.

(d) Earnings for the twelve months ended December 31, 1997 includes the one-time charge of $157 million for the windfall profits tax levied by the United Kingdom government. Excluding this charge from the calculation above results in a ratio of earnings to fixed charges for the twelve months ended December 31, 1997 of 2.12x.